SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )

                               QUINTUS CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    748798105
                                   ----------
                                 (CUSIP Number)


                            Riverside Contracting LLC
                             c/o ReGen Capital, LLC
                            2109 Broadway, 2nd Floor
                            New York, New York 10023

                                 with a copy to:

                                Joel Negrin, Esq.
                     Goodkind Labaton Rudoff & Sucharow LLP
                           100 Park Avenue, 12th Floor
                               New York, NY 10017
                                 (212) 907-0700
                                 --------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                FEBRUARY 8, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                          (Continued on following page)

-----------------------                              --------------------------
CUSIP NO. 748798105                                    Page 2 of 10 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                           Riverside Contracting LLC

                                                                EIN: 13-4101150
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           AF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York

--------------------------------------------------------------------------------

 NUMBER OF SHARES    7      SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         -----------------------------------------------------------
                     8

                            SHARED VOTING POWER
                                     1,948,965 shares

                    -----------------------------------------------------------
                     9

                            SOLE DISPOSITIVE POWER
                                    0

                    -----------------------------------------------------------
                    10

                            SHARED DISPOSITIVE POWER
                                     1,948,965 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,948,965 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                              [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 4.7%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           OO

--------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 748798105                                    Page 3 of 10 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                           Brent Capital LLC
                                                                EIN: 13-4184286
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           AF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           New York

--------------------------------------------------------------------------------

 NUMBER OF SHARES    7     SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8     SHARED VOTING POWER
                                     150,000 shares

                    ------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                                    0

                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                                     150,000 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           150,000 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                              [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately .4%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           OO

--------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 748798105                                    Page 4 of 10 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                           Elliot H. Herskowitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7       SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8       SHARED VOTING POWER
                                     1,948,965 shares

                    ------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                                    0

                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                     1,948,965 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,948,965 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 4.7%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           IN

--------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 748798105                                    Page 5 of 10 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                           Neil Herskowitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [ ]
                    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7       SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8       SHARED VOTING POWER
                                    1,948,965 shares

                    ------------------------------------------------------------
                     9       SOLE DISPOSITIVE POWER
                                    0

                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER
                                    1,948,965 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,948,965 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                             [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately 4.7%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                           IN

--------------------------------------------------------------------------------

-----------------------                              --------------------------
CUSIP NO. 748798105                                    Page 6 of 10 Pages
-----------------------                              --------------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                           Yehudah Ben Cohn

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X
                                                                              -
                                                                          (b)

--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        [ ]
                    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES    7      SOLE VOTING POWER
   BENEFICIALLY                     0
  OWNED BY EACH
 REPORTING PERSON
       WITH         ------------------------------------------------------------
                     8      SHARED VOTING POWER
                                    150,000 shares

                    ------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                    0

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                                    150,000 shares

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           150,000 shares

--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                              [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Approximately .4%

--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                           IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Quintus Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4120 Dublin Boulevard, Dublin, California 94568.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) Riverside Contracting LLC ("Riverside") is a New York limited liability company with an office c/o ReGen Capital, LLC, 2109 Broadway, 2nd Floor, New York, NY 10023. The principal business of Riverside is investments. Elliot H. Herskowitz and Neil Herskowitz are the only members and managers of Riverside. The present principal occupation of Elliot H. Herskowitz is research and investments. In this connection he is employed by SJT Ltd., an Israel corporation engaged in financial research and analysis at 43 Emek Refaim, Jerusalem, Israel 93141. The present principal occupation of Neil Herskowitz is investments. Each of Elliot H. Herskowitz and Neil Herskowitz maintains a business office at 2109 Broadway, 2nd Floor, New York, NY 10023. Brent Capital LLC ("Brent") is a New York limited liability company with its principal business office at 459 Columbus Avenue, Suite 510, New York, NY 10024. The principal business of Brent is investments. Yehudah Benjamin Cohn is the managing member of Brent. The present principal occupation of Mr. Cohn is investments. Mr. Cohn maintains a business office at 459 Columbus Avenue, Suite 510, New York, NY 10024.

     (d)- (e) During the last five years, none of Riverside, Brent, Elliot H. Herskowitz, Neil Herskowitz or Mr. Cohn (the "Reporting Persons"), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of the individual Reporting Persons is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The sources of funds used, or to be used, by Riverside for the purchase of the Common Stock are its working capital and the funds of ReGen Capital I, Inc. ("ReGen"), a New York corporation of which Elliot H. Herskowitz and Neil Herskowitz are the only shareholders and directors. (See Item 5(a) below.) The sources of funds used, or to be used, by Brent for the purchase of the Common Stock are its working capital and the personal funds of Mr. Cohn. The personal funds of Messrs. Herskowitz and Mr. Cohn may be used to purchase additional Shares. The amounts paid for shares of the Common Stock ("Shares") purchased by Riverside was $96,312.90 and purchased by Brent was $12,000. None of Messrs. Herskowitz and Mr. Cohn has made any direct purchases of Shares.


                               Page 7 of 10 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons may make additional purchases of Shares or dispose of Shares in the open market or in private transactions depending upon, among other factors, an evaluation of the Issuer's business prospects and financial condition, including its pending bankruptcy proceeding, the trading market for the Common Stock and the availability to the Reporting Persons of funds to make any such purchases. As of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of any Shares or other securities of the Issuer, except that Brent presently intends to acquire additional Shares for its own account, or the disposition of any Shares or other securities of the Issuer;
(b) an extraordinary corporate transaction involving the Issuer or any subsidiary; (c) a sale or transfer of a material amount of assets of the Issuer or of any subsidiary; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons, however, reserves the right, at a later date, alone or together with others, to undertake any such plans or proposals or to seek to effect one or more of such changes or transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate numbers and percentages of Shares beneficially owned by Riverside is 1,948,965 (approximately 4.7% of the outstanding Shares) and by Brent is 150,000 (approximately .4% of the outstanding Shares). Other than the Shares owned by Riverside and Brent, none of Elliot H. Herskowitz, Neil Herskowitz or Mr. Cohn owns beneficially any Shares. For purposes of this
Schedule 13D, the percentage of the outstanding Shares beneficially owned has been computed on the basis of 41,108,903 Shares outstanding, as of January 31, 2001, based upon information set forth in Exhibit A to the Company's Voluntary Petition dated February 22, 2001. None of the Reporting Persons is a beneficial owner of any right to acquire Shares.

         (b) Riverside and Messrs. Herskowitz have shared power to vote and to dispose of all Shares held by Riverside. Brent and Mr. Cohn have shared power to vote and to dispose of all Shares held by Brent.

         (c) The following table sets forth information with respect to all transactions in the Common Stock that were effected during the past 60 days by the Reporting Persons. All of such transactions were effected as ordinary course brokerage transactions, except that the Shares


                               Page 8 of 10 Pages
beneficially owned by Riverside were purchased in ordinary course brokerage transactions by ReGen, distributed by ReGen to Elliot H. Herskowitz and Neil Herskowitz, and then contributed by such individuals to Riverside.

         Riverside Contracting LLC

--------------------------------------------------------------------------------------------------------------------
       Date of Transaction    Type of Transaction,          Number of Shares                   Price per
                              (Purchase) or (Sale)                                               Share
--------------------------------------------------------------------------------------------------------------------
            12/27/01                    P                        250,000                         $.0550
--------------------------------------------------------------------------------------------------------------------
            12/28/01                    P                        150,000                         $.0525
--------------------------------------------------------------------------------------------------------------------
            12/31/01                    P                        50,000                          $.0525
--------------------------------------------------------------------------------------------------------------------
             1/10/02                    P                         3,965                          $.0600
--------------------------------------------------------------------------------------------------------------------
             1/17/02                    P                        500,000                         $.0830
--------------------------------------------------------------------------------------------------------------------
             1/28/02                    P                        200,000                         $.0725
--------------------------------------------------------------------------------------------------------------------

         Brent Capital LLC

--------------------------------------------------------------------------------------------------------------------
             2/8/02                     P                        150,000                         $.0800
--------------------------------------------------------------------------------------------------------------------

         (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by either of the Reporting Persons.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, except as follows: (a) Agreement Respecting Joint Filing of
Schedule 13D and Power of Attorney, as filed herewith; and (b) an understanding between Brent and Riverside, pursuant to which Riverside, as a member of Brent, is entitled to receive a share of certain net profits of Brent deriving from the Shares owned by Brent.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 1. Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 19, 2002                      RIVERSIDE CONTRACTING LLC


                                                By       /s/ NEIL HERSKOWITZ
                                                   -----------------------------
                                                     Neil Herskowitz, Manager


                               Page 9 of 10 Pages

Date:    February 19, 2002                       BRENT CAPITAL LLC,
                                                 Elliot H. Herskowitz,
                                                 Neil Herskowitz and
                                                 Yehudah Ben Cohn
                                                 By: RIVERSIDE CONTRACTING LLC,
                                                 as attorney-in-fact


                                                 By:  /s/ NEIL HERSKOWITZ
                                                    ----------------------------
                                                    Neil Herskowitz, Manager







                               Page 10 of 10 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

          RESPECTING JOINT FILING OF SCHEDULE 13D AND POWER OF ATTORNEY

         Each of the undersigned hereby agrees to jointly prepare and file with the United States Securities and Exchange Commission a Schedule 13D and any amendments thereto, pursuant to the Securities Exchange Act of 1934, as amended, reporting the ownership by the undersigned of shares of the common stock of Quintus Corporation, a Delaware corporation, and hereby affirms that such
Schedule 13D and amendments thereto are being filed on behalf of the undersigned. Each of Brent Capital LLC, Elliot H. Herskowitz, Neil Herskowitz and Yehudah Ben Cohn hereby appoints Riverside Contracting LLC as attorney-in-fact to file said Schedule 13D and any amendments thereto on its/his behalf.

         IN WITNESS THEREOF this instrument may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same instrument, and this instrument may be executed by a written facsimile signature of any party.

Dated:   February 19, 2002

                                         RIVERSIDE CONTRACTING LLC


                                         By:      /s/ NEIL HERSKOWITZ
                                            ---------------------------------
                                                  Neil Herskowitz, Manager


                                         BRENT CAPITAL LLC


                                         By:      /s/ YEHUDAH BEN COHN
                                             --------------------------------
                                             Yehudah Ben Cohn, Managing Member


                                                  /s/ ELLIOT H. HERSKOWITZ
                                             --------------------------------
                                                  Elliot H. Herskowitz


                                                  /s/ NEIL HERSKOWITZ
                                             --------------------------------
                                                  Neil Herskowitz


                                                  /s/ YEHUDAH BEN COHN
                                             --------------------------------
                                                  Yehudah Ben Cohn